Exhibit 99.1

FOR
IMMEDIATE RELEASE

DOW JONES INDEXES AND BROOKFIELD ASSET
MANAGEMENT LAUNCH GLOBAL INFRASTRUCTURE INDEXES

New indexes to serve as benchmarks for performance of
infrastructure securities worldwide

NEW YORK and TORONTO, ONTARIO (July 14, 2008)—Dow Jones Indexes, a leading global index provider, and Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAM:A), a global asset management company focused on property, power and infrastructure assets, today announced the launch of the Dow Jones Brookfield Infrastructure Indexes, a global index series designed to serve as benchmarks of companies that are owners and operators of key infrastructure assets such as toll roads, pipelines and ports. The new index family includes a composite index and sub-indexes for four regions and eight sectors.

The Dow Jones Brookfield Infrastructure Indexes includes benchmark indexes to gauge active infrastructure portfolios as well as blue-chip indexes that can underlie financial products.

“As the global infrastructure industry—which is the backbone for the provision of essential products and services for the world economy – continues to expand in response to increasing population and demographic shifts, there is a greater demand among investment professionals for high-quality benchmarks that accurately reflect this burgeoning asset class. The Dow Jones Brookfield Infrastructure Indexes can be used by institutional investors as measurement tools to gauge the performance of their infrastructure portfolios. The indexes also can be customized to meet the needs of market participants who are interested in specific areas, such as electricity transmission or toll road companies,” said Michael A. Petronella, president, Dow Jones Indexes.

“We are thrilled to be partnering with an industry expert in Dow Jones,” said Kim G. Redding, head of Brookfield’s infrastructure securities platform.

“We believe this is an exciting time in the evolution of infrastructure as an asset class. Investor interest and investment opportunities have increased dramatically in recent years, fuelled by the enormous need for infrastructure across the globe and shrinking government budgets, the traditional source of funding for these assets. From an investment perspective, infrastructure assets offer a combination of predictable and growing cash flows, inflation-linked revenue and a low correlation to traditional asset classes.”

The new index series includes the Dow Jones Brookfield Global Infrastructure Index, Dow Jones Brookfield Global Composite Index, which includes master limited partnerships (MLPs); regional sub-indexes for the Americas, Europe, Asia/Pacific and Global ex U.S.; eight global sector sub-indexes, and the Dow Jones Brookfield Infrastructure MLP Index, which tracks MLPs only.

To be eligible for inclusion in the Dow Jones Brookfield Infrastructure Indexes, a company must have a minimum float-adjusted market capitalization of US$500 million as well as a minimum three-month average daily trading volume of US$1 million. Securities also must be domiciled in a country with a liquid market listing. More than 70% of cash flows must be derived from the development, ownership, lease, concession or management of infrastructure assets in the following sectors; airports, toll roads, ports, communications, electricity transmission and distribution, oil and gas storage/ transportation, and water. Also eligible are diversified companies that derive at least 70 percent of their cash flow from infrastructure assets as well as investment funds with a primary focus toward infrastructure investments.

As of July 11, 2008, the 5-year performance of the Dow Jones Brookfield Global Infrastructure Index is 15.05%.

The Dow Jones Brookfield Infrastructure Indexes are reviewed quarterly in March, June, September and December. The indexes are calculated in price and net total return, in U.S. dollars, euros, Canadian dollars and Australian dollars. The Dow

Jones Brookfield Global Infrastructure Index is available in real time while end-of-day data is available for the other Dow Jones Brookfield Infrastructure Indexes. Estimated daily back-tested history is available back to December 31, 2002.

For more information please visit http://www.djbrookfieldinfrastructure.com.

The Dow Jones Brookfield Infrastructure Indexes were first published on July 1, 2008. All estimated daily historical closing prices prior to that date are based on back-testing (i.e., calculations of how the index might have performed in the past if it had existed). Back-tested performance information is purely hypothetical and is solely for informational purposes. Backtested performance does not represent actual performance, and past performance is not indicative of future results.

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Journalists may e-mail questions regarding this press release to PR-Indexes@dowjones.com or call one of the Dow Jones Indexes/STOXX press offices:

New York:                                +1-212-597-5720
Frankfurt:                                 +49-69-29725-290
Singapore:                                +65-6-4154-299
Hong Kong:                             + 852-800-969-336

Note to Editors:

About Dow Jones Indexes
A full-service index provider, Dow Jones Indexes develops, maintains and licenses indexes for use as benchmarks and as the basis of investment products. Best known for the Dow Jones Industrial Average, Dow Jones Indexes also is co-owner of the Dow Jones STOXX indexes, the world’s leading pan-European indexes, and together with Wilshire Associates, provides the Dow Jones Wilshire Global Index family, which is anchored by the Dow Jones Wilshire 5000 and covers more than 12,000 securities in 61 markets. Beyond equity indexes, Dow Jones Indexes maintains a number of alternative indexes, including measures of the hedge fund and commodity markets. Dow Jones indexes are maintained according to clear, unbiased and systematic methodologies that are fully integrated within index families. www.djindexes.com

Dow Jones & Company (www.dowjones.com) is a News Corporation company (NYSE: NWS, NWS.A; ASX: NWS, NWSLV; www.newscorp.com). Dow Jones is a leading provider of global business news and information services. Its Consumer Media Group publishes The Wall Street Journal, Barron's, MarketWatch and the Far Eastern Economic Review. Its Enterprise Media Group includes Dow Jones Newswires, Dow Jones Factiva, Dow Jones Client Solutions, Dow Jones Indexes and Dow Jones Financial Information Services. Its Local Media Group operates community-based information franchises. Dow Jones owns 50% of SmartMoney and 33% of STOXX Ltd. and provides news content to radio stations in the U.S.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $95 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.